SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 26, 2015

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-203977) AND ON FORM S-8 (Nos. 333-196453, 333-161683 AND 333-161684 ) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: October 26, 2015

ERICSSON

THIRD QUARTER REPORT 2015

AS ADJUSTED FOR INCORPORATION BY REFERENCE

Stockholm, October 23, 2015

THIRD QUARTER HIGHLIGHTS	Read more (page)
> Reported sales increased by 3% YoY.	3
> The mobile broadband business in North America remained stable QoQ, but at a lower level compared to the same period last year.	3
> Reported sales in Networks declined sequentially impacted by a slowdown of the 4G deployments in Mainland China.	6
> Gross margin declined YoY to 33.9% (35.2%).	3
> The global cost and efficiency program is progressing according to plan, contributing to lower cost level YoY.	3
> Network Rollout, within Global Services, reached a break-even result.	4
> Cash flow from operating activities was SEK 1.6 (-1.4) b.	9

SEK b.	Q3 2015	Q3 2014	YoY change	Q2 2015	QoQ change	9 months 2015	9 months 2014
Net sales	59.2	57.6	3%	60.7	-2%	173.4	160.0
Gross margin	33.9%	35.2%	-	33.2%	-	34.1%	36.0%
Operating income	5.1	3.9	31%	3.6	43%	10.8	10.5
Operating margin	8.6%	6.7%	-	5.9%	-	6.2%	6.6%
Net income	3.1	2.6	19%	2.1	47%	6.7	7.0
EPS diluted, SEK	0.94	0.81	16%	0.64	47%	1.98	2.25
Cash flow from operating activities	1.6	-1.4	-	3.1	-49%	-1.3	10.1
Net cash, end of period [1]	-0.2	29.4	-	3.5	-	-0.2	29.4

[1] Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 30

1 Ericsson | Third Quarter Report 2015

CEO COMMENTS

Reported sales increased by 3% YoY. Profitability improved YoY, with lower operating expenses as a significant contributor.

Business

Sales growth remained strong in India as well as in South East Asia and Oceania compared to the same period last year, while sales declined in North East Asia as well as in Northern Europe and Central Asia.

The mobile broadband business in North America remained stable QoQ, but at a lower level compared to the same period last year.

In the quarter, there was a slowdown of the 4G deployments in Mainland China. We also saw a somewhat slower pace of mobile broadband investments in markets such as Russia, Brazil and parts of the Middle East which had a weak macro development.

Professional Services sales increased by 15% YoY, with double-digit growth in eight out of ten regions, driven by strong performance across the portfolio.

Profitability

The main contributors to the profit improvement were lower operating expenses and a break-even result in Network Rollout. The negative effect of revaluation and realization of currency hedge contracts was lower than a year ago.

Global Services operating margin increased to 9% as an effect of the improved Network Rollout profitability and a solid result in Professional Services. Segment Networks profitability remained stable in the quarter, with an operating margin of 10%, despite lower sales.

Cost and efficiency program

The global cost and efficiency program, with the target to achieve annual net savings of SEK 9 b. during 2017, is progressing according to plan. Since the announcement in November last year, a number of activities have been implemented globally, contributing to lower cost levels.

Cash flow

After a weak first quarter our cash flow from operating activities has now been positive for the last two quarters despite major payouts related to the ongoing cost and efficiency program. Cash flow year to date has been negatively impacted by increased working capital. This was driven by a business mix with a high share of coverage projects in Mainland China and emerging markets.

Targeted growth areas

Our strategic growth initiatives build on a combination of excelling in our core business and establishing leadership in targeted growth areas. We see continued good progress in these areas which had a sales growth of more than 10% YoY.

In targeted growth area TV & Media we made two important customer announcements in North America, confirming our strong position in the fast-growing TV & Media market. In addition, Ericsson signed an agreement to acquire the Nasdaq-listed company Envivio, a global leader in software-based video encoding.

There is an increased customer interest in future network architecture for 5G, virtualization, efficient video delivery and internet of things (IoT). With our ongoing strategic initiatives, we are well positioned to create value for our customers and shareholders in a transforming market.

Hans Vestberg

President and CEO

2 Ericsson | Third Quarter Report 2015

FINANCIAL HIGHLIGHTS

SEK b.	Q3 2015	Q3 2014	YoY change	Q2 2015	QoQ change	9 months 2015	9 months 2014
Net sales	59.2	57.6	3%	60.7	-2%	173.4	160.0
Of which Networks	*28.8*	*30.0*	*-4%*	*31.2*	*-8%*	*86.4*	*83.4*
Of which Global Services	*27.1*	*24.5*	*11%*	*26.4*	*3%*	*77.3*	*67.9*
Of which Support Solutions	*3.3*	*3.1*	*8%*	*3.1*	*6%*	*9.5*	*8.6*
Of which Modems	-	*0.1*	-	*0.0*	-	*0.1*	*0.1*
Gross income	20.1	20.3	-1%	20.1	0%	59.2	57.5
Gross margin (%)	33.9%	35.2%	-	33.2%	-	34.1%	36.0%
Research and development expenses	-8.5	-9.3	-8%	-9.9	-14%	-26.9	-26.6
Selling and administrative expenses	-6.4	-6.0	7%	-7.8	-18%	-21.3	-19.0
Other operating income and expenses	0.1	-1.1	-	1.1	-92%	-0.1	-1.3
Operating income	5.1	3.9	31%	3.6	43%	10.8	10.5
Operating margin	8.6%	6.7%	-	5.9%	-	6.2%	6.6%
for Networks	*10%*	*11%*	-	*8%*	-	*7%*	*11%*
for Global Services	*9%*	*7%*	-	*6%*	-	*7%*	*6%*
for Support Solutions	*0%*	*-4%*	-	*-8%*	-	*-2%*	*-5%*
for Modems	-	-	-	-	-	-	-
Financial net	-0.6	-0.1	385%	-0.5	18%	-1.2	-0.5
Taxes	-1.3	-1.1	19%	-0.9	47%	-2.9	-3.0
Net income	3.1	2.6	19%	2.1	47%	6.7	7.0
Restructuring charges	*-1.0*	*-0.3*	*251%*	*-2.7*	*-64%*	*-4.3*	*-0.7*

Net sales
Reported sales increased by 3% YoY.

The mobile broadband business in North America remained stable QoQ, but at a lower level compared to the same period last year.

Professional Services sales increased YoY, driven by strong performance across the portfolio with double-digit growth in eight out of ten regions. Networks sales decreased mainly due to lower business activity in Russia, Japan and the Middle East.

Sequentially, reported sales decreased by -2%. In the quarter there was a slowdown of the 4G deployments in Mainland China. There was also a somewhat slower pace of mobile broadband investments in certain markets such as Russia, Brazil and parts of the Middle East which had a weak macro development.

Reported IPR revenues were stable both YoY and QoQ. The majority of the licenses contracts are in USD and the stronger USD supported the YoY comparison.

Gross margin
Gross margin decreased YoY due to a higher share of Global Services sales and increased restructuring charges.

Sequentially, gross margin increased due to lower restructuring charges. This was partly offset by a higher share of Global Services sales.

Restructuring charges and cost and efficiency program
The global cost and efficiency program is progressing according to plan. The target remains, to achieve annual net savings of SEK 9 b. during 2017 relative to 2014.

Total restructuring charges for full-year 2015 are expected to be approximately SEK 5 b.

Operating expenses
Restructuring charges impacted operating expenses negatively by SEK 0.6 (0.1) b.

3 Ericsson | Third Quarter Report 2015

Other operating income and expenses

Other operating income and expenses improved YoY. The revaluation and realization effects of currency hedge contracts were SEK -0.3 b. This was more than offset by several minor positive items. The effect of currency hedge contracts is to be compared to SEK 0.6 b. in Q2 2015 and SEK -1.3 b. in Q3 2014.

The main part of the currency hedge contract balance is in USD. The SEK has weakened towards the USD between June 30, 2015 (SEK/USD rate 8.24) and Sept 30, 2015 (SEK/USD rate 8.38).

Operating income

Operating income increased YoY due to a lower negative effect of currency hedge contracts, lower operating expenses and a break-even result in Network Rollout. This was partly offset by a decline in Network sales. Operating income increased QoQ driven by lower restructuring charges and lower operating expenses.

Financial net

The negative financial net increased YoY and QoQ, mainly related to effects of foreign currency revaluation. In addition, the lower cash position and lower interest rates have resulted in reduced financial income.

Net income and EPS

Net income and EPS diluted increased YoY following higher operating income. Net income and EPS diluted increased QoQ.

Employees

The number of employees on Sept 30, 2015 was 116,240 compared with 117,183 on June 30, 2015. In the quarter, close to 5,000 employees left the company. The decrease was partly offset by recruitments to Global Service Delivery Centers, employees joining through acquisitions and in-sourcing from new managed services contracts. Some of the headcount reduction was related to the global cost and efficiency program. The majority of the earlier announced reductions in Sweden, of approximately 1,700 employees, is expected to be completed by the end of this year. The number of Ericsson’s services professionals on Sept 30, 2015 was 65,000 (65,000 June 30, 2015).

MODEMS

The discontinuation of the modems business is now completed.

4 Ericsson | Third Quarter Report 2015

REGIONAL SALES

SEK b.	Third quarter 2015 Networks	Global Services	Support Solutions	Total	Change YoY	QoQ
North America	6.4	6.9	1.0	14.4	2%	-2%
Latin America	2.5	2.9	0.2	5.6	-5%	11%
Northern Europe and Central Asia	1.4	1.0	0.1	2.5	-20%	-1%
Western and Central Europe	1.4	3.0	0.2	4.5	-2%	-12%
Mediterranean	2.2	3.2	0.2	5.5	5%	-7%
Middle East	2.7	2.6	0.4	5.7	-5%	-12%
Sub-Saharan Africa	1.2	1.3	0.1	2.7	10%	1%
India	2.4	1.1	0.1	3.6	81%	19%
North East Asia	4.1	2.0	0.2	6.3	-10%	-9%
South East Asia and Oceania	2.4	2.2	0.1	4.8	25%	-3%
Other [1]	2.0	0.8	0.8	3.5	4%	4%
Total	**28.8**	**27.1**	**3.3**	**59.2**	**3%**	**-2%**

[1] Region "Other" includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

North America
The mobile broadband business in North America remained stable QoQ. Operators continued to focus on cash flow optimization and consolidation, leading to lower investment levels compared to the same period last year. ICT transformation and professional services developed favorably. In the quarter, two important TV & Media agreements were announced.

Latin America
In the quarter the mobile broadband investment levels in Brazil were reduced somewhat driven mainly by local currency depreciation towards the USD. This was partly offset by continued mobile broadband investments in Mexico. ICT transformation and professional services business developed favorably, mainly in the OSS and BSS domain.

Northern Europe and Central Asia
The mobile broadband business declined in the quarter, due to continued low investment levels in Russia. This was partly offset by coverage investments in Ukraine. In the Nordics, efficiency and ICT transformation were the main drivers of the good development in Professional Services and Support Solutions.

Western and Central Europe
Sales in mobile broadband declined partly due to the completion of some key projects in the quarter. Operators remained focused on network quality and operational efficiency which were the main drivers of the continued strong development in Professional Services.

Mediterranean
Mobile broadband investments in quality and capacity contributed positively to sales. Operator focus on efficiency was the main growth driver in Professional Services.

Middle East
Networks sales declined as a few key mobile broadband coverage projects related to 3G were finalized. Some countries in the region are experiencing slower GDP growth and local currency depreciation towards USD creating a temporary slowdown of mobile broadband investments. Transformation projects in the OSS, BSS and TV domains were the main drivers of the strong development of Professional Services and Support Solutions sales.

Sub-Saharan Africa
Sales growth was driven by a continued positive development of professional services business as operators are focusing on network quality and efficiency. The mobile broadband business was stable.

India
The high level of mobile broadband investments, which started in the beginning of 2015, continued in the quarter with the main driver being mobile data traffic growth. The managed services business developed favorably as operators focus on network optimization and efficiency.

North East Asia
Lower operator investments in Japan continued. In Mainland China there was a slowdown of the 4G deployments. Given the high 4G subscriber penetration in Mainland China, operators see new business opportunities and through the acquisition of Sunrise Technologies Ericsson has strengthened its position to support customers in their transformation.

South East Asia and Oceania
Sales growth was primarily driven by continued mobile broadband coverage projects. Important mobile broadband agreements were announced in Indonesia in the quarter. The managed services business developed favorably as operators focus on network optimization and efficiency.

Other
Reported IPR revenues were stable YoY. The majority of the license agreements are in USD and the stronger USD supported the YoY comparison.

Broadcast services sales continued to grow.

5 Ericsson | Third Quarter Report 2015

SEGMENT RESULTS

NETWORKS

SEK b.	Q3 2015	Q3 2014	YoY change	Q2 2015	QoQ change	9 months 2015	9 months 2014
Net sales	28.8	30.0	-4%	31.2	-8%	86.4	83.4
Operating income	2.8	3.2	-13%	2.4	14%	5.8	9.2
Operating margin	10%	11%	-	8%	-	7%	11%
Restructuring charges	*-0.6*	*-0.1*	-	*-1.8*	*-69%*	*-2.6*	*-0.3*

Net sales
Reported sales decreased by -4% YoY. The decline was mainly due to lower sales in the Middle East, North East Asia as well as in Northern Europe and Central Asia. Sales declined in Radio, partly offset by sales growth in Microwave and IP routing.

In the quarter, there was a slowdown of the 4G deployments in Mainland China. There was also a somewhat slower pace of mobile broadband investments in markets such as Russia, Brazil and parts of the Middle East which had a weak macro development.

Sales in India contributed positively while mobile broadband business in North America remained stable QoQ, but at a lower level compared to the same period last year.

Operating income and margin
Operating income decreased YoY due to higher restructuring charges and lower sales. Lower operating expenses contributed positively. Operating margin was stable YoY.

Sequentially, operating income and margin improved, mainly due to lower operating expenses and restructuring charges. This was partly offset by lower sales.

In the quarter, the effect of currency hedge contracts was negative at SEK -0.2 (-1.0) b. In Q2 2015 the effect of currency hedge contracts was positive at SEK 0.5 b.

6 Ericsson | Third Quarter Report 2015

GLOBAL SERVICES

SEK b.	Q3 2015	Q3 2014	YoY change	Q2 2015	QoQ change	9 months 2015	9 months 2014
Net sales	27.1	24.5	11%	26.4	3%	77.3	67.9
Of which Professional Services	*20.5*	*17.8*	*15%*	*20.0*	*3%*	*58.7*	*49.4*
Of which Managed Services	*8.0*	*7.2*	*11%*	*8.2*	*-2%*	*23.6*	*19.4*
Of which Network Rollout	*6.5*	*6.7*	*-2%*	*6.4*	*2%*	*18.7*	*18.5*
Operating income	2.4	1.6	47%	1.6	44%	5.7	4.1
Of which Professional Services	*2.4*	*2.1*	*16%*	*2.4*	*-1%*	*6.9*	*6.0*
Of which Network Rollout	*0.0*	*-0.5*	*-95%*	*-0.8*	*-97%*	*-1.2*	*-1.9*
Operating margin	9%	7%	–	6%	–	7%	6%
for Professional Services	*12%*	*12%*	–	*12%*	–	*12%*	*12%*
for Network Rollout	*0%*	*-7%*	–	*-12%*	–	*-6%*	*-10%*
Restructuring charges	*-0.4*	*-0.1*	*193%*	*-0.7*	*-48%*	*-1.5*	*-0.2*

Net sales
Reported sales increased by 11% YoY. Network Rollout sales declined. The positive momentum in Professional Services continued, with double-digit growth in eight out of ten regions, driven by strong performance across the portfolio.

Operating income and margin
Operating income and margin improved in Global Services YoY.

Operating margin in Network Rollout improved YoY. The work, to restore Network Rollout to a sustainable profitable business, continues.

Operating margin in Professional Services was stable YoY.

The effect of currency hedge contracts YoY was SEK 0.0 (-0.2) b.

Global Services operating income increased QoQ driven by improved income in Network Rollout and lower restructuring charges. Professional Services margin was flat QoQ.

	Q3 2015	Q2 2015	Q1 2015	Full year 2014
Number of signed Managed Services contracts	18	30	27	71
Number of signed significant consulting & systems integration contracts [1]	16	16	13	56

[1] In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.

7 Ericsson I Third Quarter Report 2015

SUPPORT SOLUTIONS

SEK b.	Q3 2015	Q3 2014	YoY change	Q2 2015	QoQ change	9 months 2015	9 months 2014
Net sales	3.3	3.1	8%	3.1	6%	9.5	8.6
Operating income	0.0	-0.1	-	-0.2	-	-0.2	-0.5
Operating margin	0%	-4%	-	-8%	-	-2%	-5%
Restructuring charges	*0.0*	*-0.1*	*-52%*	*-0.2*	*-81%*	*-0.3*	*-0.1*

Net sales
Reported sales increased by 8% YoY. Sales of OSS & BSS continued to show growth while the TV & Media business declined due to lower software licensing sales.

The implementation of the TV & Media strategy showed significant progress in the quarter with two important TV & Media agreements announced in North America. An agreement was also signed, to acquire the Nasdaq-listed company Envivio, a global leader in software-based video encoding. The acquisition is expected to close in the fourth quarter, 2015, subject to customary closing conditions.

Operating income and margin
Operating income and margin improved YoY mainly driven by sales growth in OSS & BSS and lower restructuring charges.

The effect of currency hedge contracts YoY was SEK 0.0 (-0.1) b.

Operating income increased QoQ due to reduced restructuring charges, lower operating expenses and higher sales.

8 Ericsson | Third Quarter Report 2015

CASH FLOW

SEK b.	Q3 2015	Q3 2014	Q2 2015
Net income reconciled to cash	6.8	5.0	3.4
Changes in operating net assets	-5.2	-6.3	-0.3
Cash flow from operating activities	1.6	-1.4	3.1
Cash flow from investing activities	-0.1	-0.7	7.0
Cash flow from financing activities	-0.3	-1.3	-10.6
Net change in cash and cash equivalents	**1.0**	**-1.0**	**-2.3**
Cash conversion (%) 1)	*23%*	*-27%*	*90%*

1) Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 30

Cash flow from operating activities YTD has been negatively impacted by increased working capital. This was driven by a business mix with a high share of coverage projects in Mainland China and emerging markets.

Cash flow from operating activities improved YoY. Sequentially, cash flow from operating activities declined. This was mainly due to increased working capital. In addition provisions decreased in the quarter as a result of payments of SEK 1.1 b related to restructuring charges.

Cash flow from investing activities was negatively impacted by the construction of new ICT centers in Sweden and Canada, however at a slower pace in this quarter. In addition, payouts of SEK -1.0 b. were made mainly related to the acquisition of Sunrise Technologies in China. Higher activity in technology platform development also impacted cash flow from investing activities negatively, with higher capitalized development expenses than a year ago. A decrease in short-term investments of SEK 3.6 b. resulted in a cash flow from investing activities close to zero.

Cash flow from financing activities was negatively impacted by dividends paid by subsidiaries to minority owners of SEK 0.3 b.

Working capital KPIs, number of days	Jan-Sep 2015	Jan-Jun 2015	Jan-Mar 2015	Jan-Dec 2014	Jan-Sep 2014
Sales outstanding (target: <90)	113	112	125	105	111
Inventory (target:<65)	72	74	82	64	69
Payable (target:>60)	55	57	64	56	57

9 Ericsson I Third Quarter Report 2015

FINANCIAL POSITION

SEK b. Sep 30 2015 Sep 30 2014 Jun 30 2015

+ Short-term investments 17.6 34.0 20.8

+ Cash and cash equivalents 34.0 32.0 33.0

Gross cash 51.5 66.1 53.8

– Interest bearing liabilities and post-employment benefits 51.8 36.6 50.3

Net cash 1) -0.2 29.4 3.5

Equity 138.0 143.4 136.7

Total assets 278.4 274.0 278.9

Capital turnover (times) 1.2 1.2 1.3

Equity ratio (%) 49.6% 52.3% 49.0%

1) Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 30

Gross cash decreased mainly due to the acquisition of Sunrise Technologies and investments in ICT centers, partly offset by positive cash flow from operating activities. Actuarial changes in pension liabilities reduced net cash with an additional SEK 1.5 b.

The net cash position, excluding post-employment benefits, was SEK 25.8 b.

In the quarter, Standard & Poor’s and Moody’s confirmed Ericsson’s long-term rating BBB+/Baa1, both with stable outlook.

The average maturity of long-term borrowings as of Sep 30, 2015, was 5.0 years, compared to 6.0 years 12 months earlier.

Debt maturity profile, Parent Company

SEK b.

9 6 3 0

2015 2016 2017 2018 2019 2020 2021 2022

Swedish Export Credit Corporation MTN Bond

Nordic Investment Bank

European Investment Bank

Notes and Bonds

10 Ericsson | Third Quarter Report 2015

OTHER INFORMATION

Apple litigations

A past global patent license agreement between Ericsson and Apple expired in January 2015 and Apple declined to take a new license on offered FRAND terms. Ericsson negotiated a renewal agreement with Apple for more than two years. During the negotiations, the companies were not able to reach an agreement on licensing of Ericsson’s patents that enable Apple’s mobile devices to connect with the world and power many of their applications.

On January 12, 2015, Apple initiated litigation with Ericsson by filing a lawsuit in the United States District Court for the Northern District of California, seeking a ruling that Apple does not infringe seven of Ericsson’s patents. Two days later, on January 14, 2015, Ericsson filed a complaint in the United States District Court for the Eastern District of Texas requesting a ruling that its proposed global licensing terms with Apple were fair and reasonable.

On February 26, 2015, after Apple refused Ericsson’s offer to have a court determine fair licensing terms by which both companies would be bound, Ericsson filed two complaints with the International Trade Commission (ITC) and seven complaints in the United States District Court for the Eastern District of Texas against Apple, asserting infringement of 41 additional Ericsson patents. Ericsson subsequently amended its complaints to assert two additional patents in the US. Ericsson seeks exclusion orders in the ITC proceedings and damages and injunctions in the District Court actions. The hearing in the first ITC action is scheduled for December 2015 and the hearing in the second ITC action is scheduled for January 2016. The district court proceedings are all scheduled for trial between May and October 2016.

On May 8, 2015, Ericsson further announced that it has filed patent infringement suits against Apple in Germany, the United Kingdom and the Netherlands, seeking damages and injunctions. Ericsson has asserted both standard-essential patents related to the 2G and 4G/LTE standards and other patents that are critical to features and functionality of Apple devices, such as the design of semiconductor components, user interface software, location services and applications, as well as the iOS operating system.

Hearings and trials in the various cases are scheduled to begin in December 2015 and continue into 2016. Ericsson expects that the first court rulings will be issued by a German court in the first quarter of 2016.

Adaptix litigations

In 2013, Adaptix Inc. (“Adaptix”), a US company, filed two lawsuits against Ericsson, AT&T, AT&T Mobility and MetroPCS Communications in the US District Court for Eastern District of Texas alleging that certain Ericsson products infringe five US patents purportedly assigned to Adaptix. Adaptix seeks damages and an injunction. The trial is scheduled for February 2016.

On May 20, 2014, Adaptix filed three patent infringement lawsuits against Ericsson, T-Mobile, Verizon and Sprint in the same court regarding three US patents. One of these lawsuits accuses Ericsson’s LTE products and Sprint’s use thereof of infringement, one accuses Ericsson’s LTE products and Verizon’s use thereof of infringement, and one accuses Ericsson’s LTE products and

T-Mobile’s use thereof of infringement. In January 2015, Adaptix filed one more lawsuit in the same court alleging that Ericsson’s LTE products, and Sprint and Verizon’s use thereof, infringe another U.S. Patent.

In addition to a complaint filed in 2013 with the Tokyo District Court, settled in December 2014, Adaptix filed another lawsuit in Japan in September 2014 alleging that Ericsson’s LTE products infringe another Japanese patent. In the lawsuits in Japan, Adaptix is only seeking damages.

Wi-LAN litigations

In 2012, Wi-LAN Inc., a Canadian patent licensing company, filed a complaint against Ericsson in the US District Court for the Southern District of Florida alleging that Ericsson’s LTE products infringe three of Wi-LAN’s US patents.

In June 2013, Ericsson’s motion for summary judgment was granted and in August 2014, the decision was reversed by the United States Court of Appeals for the Federal Circuit.

On May, 22 2015, the Florida Court granted a Motion for Summary Judgment in favor of Ericsson. This matter is currently in appeal.

Ericsson announced agreement to acquire Envivio

On September 10, 2015, Ericsson announced its agreement to acquire Envivio (NASDAQ:ENVI), by means of a tender offer for a price of USD 4.10 per share in cash, or approximately USD 125 million in the aggregate. Envivio is a global leader in software-based video encoding with an installed base of over 400 TV service provider and content owner customers in all markets globally. Envivio generated revenues of USD 43 million in 2014 and is headquartered in San Francisco, CA, US. Envivio was founded in 2000 and has a staff of approximately 200 employees worldwide.

Certain of Envivio’s major stockholders, collectively owning approximately 34 % of Envivio’s outstanding common stock, have entered into a tender and support agreement with Ericsson committing to tender all of their Envivio shares in the tender offer and to vote in favor of the merger. The acquisition is expected to close in the fourth quarter, 2015, subject to customary closing conditions. The board of directors of Envivio has unanimously agreed to recommend that Envivio’s stockholders tender their shares to Ericsson in the tender offer.

On September 21, 2015, a complaint was filed in the Delaware Court of Chancery by a stockholder plaintiff captioned Hollenkamp v. Envivio, Inc. (Envivio), et al., C.A. No. 11528-VCG (Hollenkamp). Hollenkamp is a putative class action on behalf of all of Envivio’s stockholders which challenges, and seeks to enjoin, Ericsson’s proposed acquisition of Envivio. The complaint alleges that the individual defendants (i.e., Envivio’s directors and officers) breached their duties to Envivio’s stockholders in approving the proposed acquisition, and that Ericsson - acting in its capacity as a transactional counterparty - aided and abetted the individual defendants’ breaches of fiduciary duty.

11 Ericsson | Third Quarter Report 2015

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

During the third quarter of 2015, Ericsson contracted with Dadeh Gostare Asre Novin (“Hiweb”) for sales by Ericsson of telecommunications infrastructure related products and services to Hiweb. During the third quarter of 2015, Ericsson made sales of telecommunications infrastructure related products and services in Iran to MTNIrancell, Mobile Communication Company of Iran and to Hiweb, which generated gross revenues (reported as net sales) of approximately SEK 820 million. Ericsson does not normally allocate quarterly net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales, after internal cost allocation, during the third quarter of 2015 would be substantially lower than such gross revenues.

POST-CLOSING EVENTS

Ericsson intends to acquire software developer Ericpol

On October 15, 2015, Ericsson announced the conclusion of a preliminary share purchase agreement for the acquisition of Ericpol’s operations in Poland and Ukraine. Ericpol is a software development company within telecommunications and has been a supplier to Ericsson for over 20 years. Approximately 2,000 employees will join Ericsson. The acquisition is expected to take place during the first quarter of 2016, pending, among other things, customary regulatory approvals.

12 Ericsson | Third Quarter Report 2015

RISK FACTORS

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2014. Compared to the risks described in the Annual Report 2014, no material, new or changed risk factors or uncertainties have been identified in the year.

Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:

Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;

Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs;

Effects on gross margins of the business mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;

Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

Changes in foreign exchange rates, in particular USD;

Political unrest or instability in certain markets;

Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

No guarantees that specific restructuring or cost-savings initiatives will be sufficient, successful or executed in time to deliver any improvements in short-term earnings.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.

Stockholm, October 23, 2015

Telefonaktiebolaget LM Ericsson

Hans Vestberg, President and CEO

Org. Nr 556016-0680

Date for next report: January 27, 2016

13 Ericsson | Third Quarter Report 2015

AUDITORS’ REVIEW REPORT

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of September 30, 2015, and the nine months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 23, 2015

PricewaterhouseCoopers AB

Peter Nyllinge

Authorized Public Accountant

Auditor in Charge

Bo Hjalmarsson

Authorized Public Accountant

14 Ericsson | Third Quarter Report 2015

EDITOR’S NOTE

For further information, please contact:

Helena Norrman, Senior Vice President, Marketing and Communications

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

Investors

Peter Nyquist, Vice President,

Investor Relations

Phone: +46 10 714 64 49, +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone: +46 10 713 39 28, +46 73 082 59 28

E-mail: asa.konnbjer@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 54 00, +46 761 005 400

E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,

Head of External Communications

Phone: +46 10 719 97 27, +46 73 024 48 73

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

15 Ericsson | Third Quarter Report 2015

SAFE HARBOR STATEMENT

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

16 Ericsson | Third Quarter Report 2015

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Contents

Financial statements

Consolidated income statement 18

Statement of comprehensive income 18

Consolidated balance sheet 19

Consolidated statement of cash flows 20

Consolidated statement of changes in equity 21

Consolidated income statement – isolated quarters 21

Consolidated statement of cash flows – isolated quarters 22

Additional information

Accounting policies 23

Net sales by segment by quarter 24

Operating income by segment by quarter 25

Operating margin by segment by quarter 25

Net sales by region by quarter 26

Net sales by region by quarter (cont.) 27

Top 5 countries in sales 27

Net sales by region by segment 28

Provisions 29

Information on investments 29

Reconciliation table, non-IFRS measurements 30

Net cash – end of period 30

Other information 31

Number of employees 31

Restructuring charges by function 32

Restructuring charges by segment 32

17 Ericsson | Third Quarter Report 2015

CONSOLIDATED INCOME STATEMENT

SEK million	Jul–Sep 2015	Jul–Sep 2014	Change	Jan–Sep 2015	Jan–Sep 2014	Change
Net sales	59,161	57,643	3%	173,352	159,997	8%
Cost of sales	–39,110	–37,362	5%	–114,202	–102,456	11%
Gross income	**20,051**	**20,281**	**–1%**	**59,150**	**57,541**	**3%**
Gross margin (%)	33.9%	35.2%		34.1%	36.0%	
Research and development expenses	–8,540	–9,281	–8%	–26,923	–26,640	1%
Selling and administrative expenses	–6,393	–6,000	7%	–21,289	–18,993	12%
Operating expenses	**–14,933**	**–15,281**	**–2%**	**–48,212**	**–45,633**	**6%**
Other operating income and expenses	80	–1,134		–101	–1,319	
Shares in earnings of JV and associated companies	–121	10		–67	–84	
Operating income	**5,077**	**3,876**	**31%**	**10,770**	**10,505**	**3%**
Financial income	188	429		634	1,098	
Financial expenses	–809	–557		–1,839	–1,634	
Income after financial items	**4,456**	**3,748**	**19%**	**9,565**	**9,969**	**–4%**
Taxes	–1,338	–1,124		–2,870	–2,991	
Net income	**3,118**	**2,624**	**19%**	**6,695**	**6,978**	**–4%**
Net income attributable to:						
Stockholders of the Parent Company	3,080	2,646		6,493	7,345	
Non-controlling interests	38	–22		202	–367	
Other information						
Average number of shares, basic (million)	3,251	3,238		3,247	3,235	
Earnings per share, basic (SEK) [1]	0.95	0.82		2.00	2.27	
Earnings per share, diluted (SEK) [1]	0.94	0.81		1.98	2.25	

[1] Based on Net income attributable to stockholders of the Parent Company.

STATEMENT OF COMPREHENSIVE INCOME

SEK million	Jul–Sep 2015	Jul–Sep 2014	Jan–Sep 2015	Jan–Sep 2014
Net income	**3,118**	**2,624**	**6,695**	**6,978**
Other comprehensive income				
Items that will not be reclassified to profit or loss				
Remeasurements of defined benefits pension plans incl. asset ceiling	–1,113	–441	–5,886	–2,637
Tax on items that will not be reclassified to profit or loss	214	96	1,518	539
Items that may be reclassified to profit or loss				
Cash flow hedges				
Gains/losses arising during the period	0	0	0	0
Reclassification adjustments for gains/losses included in profit or loss	0	0	0	0
Revaluation of other investments in shares and participations				
Fair value remeasurement	60	39	241	39
Changes in cumulative translation adjustments	–1,246	2,656	537	5,676
Share of other comprehensive income on JV and associated companies	237	234	141	362
Tax on items that may be reclassified to profit or loss	0	0	0	0
Total other comprehensive income, net of tax	**–1,848**	**2,584**	**–3,449**	**3,979**
Total comprehensive income	**1,270**	**5,208**	**3,246**	**10,957**
Total comprehensive income attributable to:				
Stockholders of the Parent Company	1,255	5,180	3,045	11,212
Non-controlling interest	15	28	201	–255

18 Ericsson I Third Quarter Report 2015

CONSOLIDATED BALANCE SHEET

SEK million	Sep 30 2015	Jun 30 2015	Dec 31 2014
ASSETS			
Non-current assets			
Intangible assets			
Capitalized development expenses	4,660	4,032	3,570
Goodwill	41,524	39,872	38,330
Intellectual property rights, brands and other intangible assets	9,879	10,739	12,534
Property, plant and equipment	15,774	15,309	13,341
Financial assets			
Equity in JV and associated companies	1,214	1,627	2,793
Other investments in shares and participations	936	855	591
Customer finance, non-current	2,020	1,919	1,932
Other financial assets, non-current	4,428	5,010	5,900
Deferred tax assets	13,575	14,054	12,778
	94,010	**93,417**	**91,769**
Current assets			
Inventories	32,187	32,327	28,175
Trade receivables	74,957	73,932	77,893
Customer finance, current	2,089	2,552	2,289
Other current receivables	23,588	22,919	21,273
Short-term investments	17,597	20,807	31,171
Cash and cash equivalents	33,950	32,962	40,988
	184,368	**185,499**	**201,789**
Total assets	**278,378**	**278,916**	**293,558**
EQUITY AND LIABILITIES			
Equity			
Stockholders' equity	137,086	135,565	144,306
Non-controlling interest in equity of subsidiaries	898	1,160	1,003
	137,984	**136,725**	**145,309**
Non-current liabilities			
Post-employment benefits	26,011	24,530	20,385
Provisions, non-current	35	139	202
Deferred tax liabilities	2,208	3,010	3,177
Borrowings, non-current	22,900	22,551	21,864
Other non-current liabilities	1,802	1,939	1,797
	52,956	**52,169**	**47,425**
Current liabilities			
Provisions, current	4,296	5,215	4,225
Borrowings, current	2,885	3,199	2,281
Trade payables	21,734	22,147	24,473
Other current liabilities	58,523	59,461	69,845
	87,438	**90,022**	**100,824**
Total equity and liabilities	**278,378**	**278,916**	**293,558**
Of which interest-bearing liabilities and post-employment benefits	*51,796*	*50,280*	*44,530*
Of which net cash 1)	*–249*	*3,489*	*27,629*
Assets pledged as collateral	2,605	2,608	2,525
Contingent liabilities	768	693	737

1) Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 30

19 Ericsson | Third Quarter Report 2015

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul–Sep		Jan–Sep		Jan–Dec
SEK million	2015	2014	2015	2014	2014
Operating activities					
Net income	3,118	2,624	6,695	6,978	11,143
Adjustments to reconcile net income to cash					
Taxes	51	–388	–3,230	–1,710	–1,235
Earnings/dividends in JV and associated companies	136	–10	163	330	305
Depreciation, amortization and impairment losses	2,425	2,481	7,685	7,255	9,945
Other	1,052	267	2,018	1,220	2,185
	6,782	**4,974**	**13,331**	**14,073**	**22,343**
Changes in operating net assets					
Inventories	–226	–840	–3,862	–4,127	–2,924
Customer finance, current and non–current	375	–1,101	522	–884	–710
Trade receivables	–1,421	–1,222	4,246	5,843	1,182
Trade payables	–494	–1,519	–3,562	15	1,265
Provisions and post–employment benefits	–302	–18	1,217	–707	–859
Other operating assets and liabilities, net	–3,154	–1,624	–13,154	–4,107	–1,595
	–5,222	**–6,324**	**–14,593**	**–3,967**	**–3,641**
Cash flow from operating activities	**1,560**	**–1,350**	**–1,262**	**10,106**	**18,702**
Investing activities					
Investments in property, plant and equipment	–1,807	–1,415	–6,598	–3,769	–5,322
Sales of property, plant and equipment	59	139	1,209	466	522
Acquisitions/divestments of subsidiaries and other operations, net	–1,028	–286	–1,255	–2,647	–4,394
Product development	–982	–155	–2,119	–537	–1,523
Other investing activities	37	–1,302	–125	–1,859	–3,392
Short–term investments	3,631	2,308	13,708	2,530	6,596
Cash flow from investing activities	**–90**	**–711**	**4,820**	**–5,816**	**–7,513**
Cash flow before financing activities	**1,470**	**–2,061**	**3,558**	**4,290**	**11,189**
Financing activities					
Dividends paid	–277	–3	–11,337	–9,831	–9,846
Other financing activities	–34	–1,288	1,296	–8,750	–8,379
Cash flow from financing activities	**–311**	**–1,291**	**–10,041**	**–18,581**	**–18,225**
Effect of exchange rate changes on cash	–171	2,306	–555	4,238	5,929
Net change in cash and cash equivalents	**988**	**–1,046**	**–7,038**	**–10,053**	**–1,107**
Cash and cash equivalents, beginning of period	**32,962**	**33,088**	**40,988**	**42,095**	**42,095**
Cash and cash equivalents, end of period	**33,950**	**32,042**	**33,950**	**32,042**	**40,988**

20 Ericsson | Third Quarter Report 2015

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY

SEK million Jan–Sep 2015 Jan–Sep 2014 Jan–Dec 2014

Opening balance 145,309 141,623 141,623

Total comprehensive income 3,246 10,957 12,709

Sale/repurchase of own shares 126 78 106

Stock purchase plan 641 547 717

Dividends paid –11,337 –9,831 –9,846

Transactions with non–controlling interests –1 – –

Closing balance 137,984 143,374 145,309

CONSOLIDATED INCOME STATEMENT

– ISOLATED QUARTERS

2015 2014

Isolated quarters, SEK million Q3 Q2 Q1 Q4 Q3 Q2 Q1

Net sales 59,161 60,671 53,520 67,986 57,643 54,849 47,505

Cost of sales –39,110 –40,536 –34,556 –43,100 –37,362 –34,910 –30,184

Gross income 20,051 20,135 18,964 24,886 20,281 19,939 17,321

Gross margin (%) 33.9% 33.2% 35.4% 36.6% 35.2% 36.4% 36.5%

Research and development expenses –8,540 –9,896 –8,487 –9,668 –9,281 –9,084 –8,275

Selling and administrative expenses –6,393 –7,765 –7,131 –8,107 –6,000 –6,541 –6,452

Operating expenses –14,933 –17,661 –15,618 –17,775 –15,281 –15,625 –14,727

Other operating income and expenses 80 1,059 –1,240 –837 –1,134 –206 21

Shares in earnings of JV and associated companies –121 27 27 28 10 –109 15

Operating income 5,077 3,560 2,133 6,302 3,876 3,999 2,630

Financial income 188 –238 684 179 429 268 401

Financial expenses –809 –290 –740 –639 –557 –465 –612

Income after financial items 4,456 3,032 2,077 5,842 3,748 3,802 2,419

Taxes –1,338 –909 –623 –1,677 –1,124 –1,140 –727

Net income 3,118 2,123 1,454 4,165 2,624 2,662 1,692

Net income attributable to:

Stockholders of the Parent Company 3,080 2,094 1,319 4,223 2,646 2,579 2,120

Non–controlling interests 38 29 135 –58 –22 83 –428

Other information

Average number of shares, basic (million) 3,251 3,247 3,244 3,241 3,238 3,235 3,233

Earnings per share, basic (SEK) 1) 0.95 0.64 0.41 1.30 0.82 0.80 0.66

Earnings per share, diluted (SEK) 1) 0.94 0.64 0.40 1.29 0.81 0.79 0.65

1) Based on Net income attributable to stockholders of the Parent Company.

21 Ericsson | Third Quarter Report 2015

CONSOLIDATED STATEMENT OF CASH FLOWS – ISOLATED QUARTERS

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities							
Net income	3,118	2,123	1,454	4,165	2,624	2,662	1,692
Adjustments to reconcile net income to cash							
Taxes	51	–1,360	–1,921	475	–388	26	–1,348
Earnings/dividends in JV and associated companies	136	49	–22	–25	–10	356	–16
Depreciation, amortization and impairment losses	2,425	2,579	2,681	2,690	2,481	2,414	2,360
Other	1,052	22	944	965	267	404	549
	6,782	**3,413**	**3,136**	**8,270**	**4,974**	**5,862**	**3,237**
Changes in operating net assets							
Inventories	–226	383	–4,019	1,203	–840	–1,188	–2,099
Customer finance, current and non-current	375	405	–258	174	–1,101	–341	558
Trade receivables	–1,421	3,630	2,037	–4,661	–1,222	–892	7,957
Trade payables	–494	–1,400	–1,668	1,250	–1,519	1,644	–110
Provisions and post-employment benefits	–302	1,685	–166	–152	–18	–225	–464
Other operating assets and liabilities, net	–3,154	–5,038	–4,962	2,512	–1,624	–2,806	323
	–5,222	**–335**	**–9,036**	**326**	**–6,324**	**–3,808**	**6,165**
Cash flow from operating activities	**1,560**	**3,078**	**–5,900**	**8,596**	**–1,350**	**2,054**	**9,402**
Investing activities							
Investments in property, plant and equipment	–1,807	–2,424	–2,367	–1,553	–1,415	–1,320	–1,034
Sales of property, plant and equipment	59	1,075	75	56	139	53	274
Acquisitions/divestments of subsidiaries and other operations, net	–1,028	–169	–58	–1,747	–286	–1,512	–849
Product development	–982	–843	–294	–986	–155	–185	–197
Other investing activities	37	–280	118	–1,533	–1,302	–388	–169
Short-term investments	3,631	9,678	399	4,066	2,308	7,012	–6,790
Cash flow from investing activities	**–90**	**7,037**	**–2,127**	**–1,697**	**–711**	**3,660**	**–8,765**
Cash flow before financing activities	**1,470**	**10,115**	**–8,027**	**6,899**	**–2,061**	**5,714**	**637**
Financing activities							
Dividends paid	–277	–11,035	–25	–15	–3	–9,828	–
Other financing activities	–34	431	899	371	–1,288	–2,393	–5,069
Cash flow from financing activities	**–311**	**–10,604**	**874**	**356**	**–1,291**	**–12,221**	**–5,069**
Effect of exchange rate changes on cash	–171	–1,860	1,476	1,691	2,306	1,499	433
Net change in cash and cash equivalents	**988**	**–2,349**	**–5,677**	**8,946**	**–1,046**	**–5,008**	**–3,999**
Cash and cash equivalents, beginning of period	**32,962**	**35,311**	**40,988**	**32,042**	**33,088**	**38,096**	**42,095**
Cash and cash equivalents, end of period	**33,950**	**32,962**	**35,311**	**40,988**	**32,042**	**33,088**	**38,096**

22 Ericsson | Third Quarter Report 2015

ACCOUNTING POLICIES

THE GROUP

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2014, and should be read in conjunction with that annual report.

There is no significant difference between IFRS effective as per September 30, 2015 and IFRS as endorsed by the EU.

Discount rate applied for pension liability calculation in Sweden

The Company has in previous periods estimated the discount rate for the Swedish pension liability based on the interest rates for Swedish covered bonds. Due to the recent development of the deepness of the Swedish covered bond market and the volatility in interest rates, the Company has decided to evaluate this method of estimating the discount rate. The discount rate used for the interim report is 2.25%, which is in line with the interest rates for Swedish government bonds of September 30th, 2015.

23 Ericsson | Third Quarter Report 2015

NET SALES BY SEGMENT BY QUARTER

2015 2014

Isolated quarters, SEK million Q3 Q2 Q1 Q4 Q3 Q2 Q1

Networks 28,817 31,163 26,436 34,110 30,030 28,964 24,383

Global Services 27,055 26,392 23,901 29,777 24,467 23,059 20,356

Of which Professional Services 20,545 20,001 18,131 21,405 17,794 16,554 15,078

Of which Managed Services 7,976 8,150 7,501 7,741 7,175 6,485 5,754

Of which Network Rollout 6,510 6,391 5,770 8,372 6,673 6,505 5,278

Support Solutions 3,289 3,092 3,074 4,009 3,057 2,824 2,765

Modems – 24 109 90 89 2 1

Total 59,161 60,671 53,520 67,986 57,643 54,849 47,505

2015 2014

Sequential change, percent Q3 Q2 Q1 Q4 Q3 Q2 Q1

Networks –8% 18% –22% 14% 4% 19% –30%

Global Services 3% 10% –20% 22% 6% 13% –25%

Of which Professional Services 3% 10% –15% 20% 7% 10% –20%

Of which Managed Services –2% 9% –3% 8% 11% 13% –12%

Of which Network Rollout 2% 11% –31% 25% 3% 23% –37%

Support Solutions 6% 1% –23% 31% 8% 2% –46%

Modems – – – – – – –

Total –2% 13% –21% 18% 5% 15% –29%

2015 2014

Year over year change, percent Q3 Q2 Q1 Q4 Q3 Q2 Q1

Networks –4% 8% 8% –2% 13% 3% –13%

Global Services 11% 14% 17% 10% 2% –7% –5%

Of which Professional Services 15% 21% 20% 14% 10% –1% 3%

Of which Managed Services 11% 26% 30% 18% 15% –4% –2%

Of which Network Rollout –2% –2% 9% 0% –14% –19% –23%

Support Solutions 8% 9% 11% –21% 30% 21% 13%

Modems – – – – – – –

Total 3% 11% 13% 1% 9% –1% –9%

2015 2014

Year to date, SEK million Jan–Sep Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar

Networks 86,416 57,599 26,436 117,487 83,377 53,347 24,383

Global Services 77,348 50,293 23,901 97,659 67,882 43,415 20,356

Of which Professional Services 58,677 38,132 18,131 70,831 49,426 31,632 15,078

Of which Managed Services 23,627 15,651 7,501 27,155 19,414 12,239 5,754

Of which Network Rollout 18,671 12,161 5,770 26,828 18,456 11,783 5,278

Support Solutions 9,455 6,166 3,074 12,655 8,646 5,589 2,765

Modems 133 133 109 182 92 3 1

Total 173,352 114,191 53,520 227,983 159,997 102,354 47,505

2015 2014

Year to date, year over year change, percent Jan–Sep Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar

Networks 4% 8% 8% 0% 1% –5% –13%

Global Services 14% 16% 17% 0% –3% –6% –5%

Of which Professional Services 19% 21% 20% 7% 4% 1% 3%

Of which Managed Services 22% 28% 30% 7% 3% –3% –2%

Of which Network Rollout 1% 3% 9% –14% –19% –21% –23%

Support Solutions 9% 10% 11% 3% 21% 17% 13%

Modems – – – – – – –

Total 8% 12% 13% 0% 0% –5% –9%

24 Ericsson | Third Quarter Report 2015

OPERATING INCOME BY SEGMENT BY QUARTER

Isolated quarters, SEK million	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1
Networks	2,764	2,435	590	4,319	3,175	3,574	2,476
Global Services	2,364	1,640	1,681	1,937	1,607	1,487	1,036
Of which Professional Services	*2,386*	*2,403*	*2,109*	*2,472*	*2,059*	*2,095*	*1,893*
Of which Network Rollout	*–22*	*–763*	*–428*	*–535*	*–452*	*–608*	*–857*
Support Solutions	–6	–240	82	443	–108	–378	12
Modems	–1	7	0	–85	–739	–456	–745
Unallocated [1]	–44	–282	–220	–312	–59	–228	–149
Total	**5,077**	**3,560**	**2,133**	**6,302**	**3,876**	**3,999**	**2,630**

Year to date, SEK million	2015 Jan–Sep	2015 Jan–Jun	2015 Jan–Mar	2014 Jan–Dec	2014 Jan–Sep	2014 Jan–Jun	2014 Jan–Mar
Networks	5,789	3,025	590	13,544	9,225	6,050	2,476
Global Services	5,685	3,321	1,681	6,067	4,130	2,523	1,036
Of which Professional Services	*6,898*	*4,512*	*2,109*	*8,519*	*6,047*	*3,988*	*1,893*
Of which Network Rollout	*–1,213*	*–1,191*	*–428*	*–2,452*	*–1,917*	*–1,465*	*–857*
Support Solutions	–164	–158	82	–31	–474	–366	12
Modems	6	7	0	–2,025	–1,940	–1,201	–745
Unallocated [1]	–546	–502	–220	–748	–436	–377	–149
Total	**10,770**	**5,693**	**2,133**	**16,807**	**10,505**	**6,629**	**2,630**

[1] "Unallocated" consists mainly of costs for corporate staff, non-operational capital gains and losses.

OPERATING MARGIN BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1
Networks	10%	8%	2%	13%	11%	12%	10%
Global Services	9%	6%	7%	7%	7%	6%	5%
Of which Professional Services	*12%*	*12%*	*12%*	*12%*	*12%*	*13%*	*13%*
Of which Network Rollout	*0%*	*–12%*	*–7%*	*–6%*	*–7%*	*–9%*	*–16%*
Support Solutions	0%	–8%	3%	11%	–4%	–13%	0%
Modems	–	–	–	–	–	–	–
Total	**9%**	**6%**	**4%**	**9%**	**7%**	**7%**	**6%**

As percentage of net sales, year to date	2015 Jan–Sep	2015 Jan–Jun	2015 Jan–Mar	2014 Jan–Dec	2014 Jan–Sep	2014 Jan–Jun	2014 Jan–Mar
Networks	7%	5%	2%	12%	11%	11%	10%
Global Services	7%	7%	7%	6%	6%	6%	5%
Of which Professional Services	*12%*	*12%*	*12%*	*12%*	*12%*	*13%*	*13%*
Of which Network Rollout	*–6%*	*–10%*	*–7%*	*–9%*	*–10%*	*–12%*	*–16%*
Support Solutions	–2%	–3%	3%	0%	–5%	–7%	0%
Modems	–	–	–	–	–	–	–
Total	**6%**	**5%**	**4%**	**7%**	**7%**	**6%**	**6%**

25 Ericsson | Third Quarter Report 2015

NET SALES BY REGION BY QUARTER

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	14,355	14,578	12,246	13,082	14,033	15,179	12,215
Latin America	5,610	5,067	4,574	6,564	5,882	5,414	4,710
Northern Europe & Central Asia [1] [2]	2,520	2,556	2,726	4,069	3,151	2,717	2,436
Western & Central Europe [2]	4,540	5,131	4,741	6,097	4,646	4,582	4,381
Mediterranean [2]	5,470	5,887	4,982	7,513	5,218	5,487	4,785
Middle East	5,728	6,515	4,517	6,865	6,039	4,514	3,859
Sub Saharan Africa	2,691	2,653	2,158	2,603	2,447	1,886	1,813
India	3,629	3,049	3,531	2,362	2,000	1,645	1,695
North East Asia	6,348	6,943	6,030	9,225	7,033	6,406	4,908
South East Asia & Oceania	4,750	4,897	4,259	4,956	3,794	3,662	3,446
Other [1] [2]	3,520	3,395	3,756	4,650	3,400	3,357	3,257
Total	**59,161**	**60,671**	**53,520**	**67,986**	**57,643**	**54,849**	**47,505**
[1] Of which in Sweden	*1,135*	*598*	*1,091*	*1,047*	*1,090*	*1,008*	*999*
[2] Of which in EU	*10,584*	*11,453*	*10,904*	*14,325*	*10,736*	*10,320*	*9,720*

	2015			2014			
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	–2%	19%	–6%	–7%	–8%	24%	–11%
Latin America	11%	11%	–30%	12%	9%	15%	–30%
Northern Europe & Central Asia [1] [2]	–1%	–6%	–33%	29%	16%	12%	–34%
Western & Central Europe [2]	–12%	8%	–22%	31%	1%	5%	–16%
Mediterranean [2]	–7%	18%	–34%	44%	–5%	15%	–32%
Middle East	–12%	44%	–34%	14%	34%	17%	–35%
Sub Saharan Africa	1%	23%	–17%	6%	30%	4%	–30%
India	19%	–14%	49%	18%	22%	–3%	–14%
North East Asia	–9%	15%	–35%	31%	10%	31%	–43%
South East Asia & Oceania	–3%	15%	–14%	31%	4%	6%	–20%
Other [1] [2]	4%	–10%	–19%	37%	1%	3%	–55%
Total	**–2%**	**13%**	**–21%**	**18%**	**5%**	**15%**	**–29%**
[1] Of which in Sweden	*90%*	*–45%*	*4%*	*–4%*	*8%*	*1%*	*–25%*
[2] Of which in EU	*–8%*	*5%*	*–24%*	*33%*	*4%*	*6%*	*–24%*

	2015			2014			
Year-over-year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	2%	–4%	0%	–5%	–3%	–1%	–23%
Latin America	–5%	–6%	–3%	–3%	11%	–3%	8%
Northern Europe & Central Asia [1] [2]	–20%	–6%	12%	11%	7%	0%	7%
Western & Central Europe [2]	–2%	12%	8%	17%	6%	1%	1%
Mediterranean [2]	5%	7%	4%	6%	–8%	–11%	–9%
Middle East	–5%	44%	17%	16%	38%	13%	22%
Sub Saharan Africa	10%	41%	19%	1%	–9%	–29%	–15%
India	81%	85%	108%	20%	56%	29%	6%
North East Asia	–10%	8%	23%	7%	16%	–4%	–19%
South East Asia & Oceania	25%	34%	24%	16%	5%	–3%	–17%
Other [1] [2]	4%	1%	15%	–35%	55%	23%	12%
Total	**3%**	**11%**	**13%**	**1%**	**9%**	**–1%**	**–9%**
[1] Of which in Sweden	*4%*	*–41%*	*9%*	*–21%*	*37%*	*–21%*	*–2%*
[2] Of which in EU	*–1%*	*11%*	*12%*	*12%*	*6%*	*–5%*	*–1%*

26 Ericsson | Third Quarter Report 2015

NET SALES BY REGION BY QUARTER, CONT.

Year to date, SEK million	2015			2014			
	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
North America	41,179	26,824	12,246	54,509	41,427	27,394	12,215
Latin America	15,251	9,641	4,574	22,570	16,006	10,124	4,710
Northern Europe & Central Asia [1] [2]	7,802	5,282	2,726	12,373	8,304	5,153	2,436
Western & Central Europe [2]	14,412	9,872	4,741	19,706	13,609	8,963	4,381
Mediterranean [2]	16,339	10,869	4,982	23,003	15,490	10,272	4,785
Middle East	16,760	11,032	4,517	21,277	14,412	8,373	3,859
Sub Saharan Africa	7,502	4,811	2,158	8,749	6,146	3,699	1,813
India	10,209	6,580	3,531	7,702	5,340	3,340	1,695
North East Asia	19,321	12,973	6,030	27,572	18,347	11,314	4,908
South East Asia & Oceania	13,906	9,156	4,259	15,858	10,902	7,108	3,446
Other [1] [2]	10,671	7,151	3,756	14,664	10,014	6,614	3,257
Total	**173,352**	**114,191**	**53,520**	**227,983**	**159,997**	**102,354**	**47,505**
[1] *Of which in Sweden*	*2,824*	*1,689*	*1,091*	*4,144*	*3,097*	*2,007*	*999*
[2] *Of which in EU*	*32,941*	*22,357*	*10,904*	*45,101*	*30,776*	*20,040*	*9,720*

Year to date, year-over-year change, percent	2015			2014			
	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
North America	–1%	–2%	0%	–8%	–9%	–12%	–23%
Latin America	–5%	–5%	–3%	3%	5%	2%	8%
Northern Europe & Central Asia [1] [2]	–6%	3%	12%	6%	5%	3%	7%
Western & Central Europe [2]	6%	10%	8%	7%	3%	1%	1%
Mediterranean [2]	5%	6%	4%	–5%	–9%	–10%	–9%
Middle East	16%	32%	17%	22%	25%	17%	22%
Sub Saharan Africa	22%	30%	19%	–13%	–18%	–23%	–15%
India	91%	97%	108%	25%	28%	16%	6%
North East Asia	5%	15%	23%	1%	–2%	–11%	–19%
South East Asia & Oceania	28%	29%	24%	0%	–5%	–10%	–17%
Other [1] [2]	7%	8%	15%	–2%	28%	18%	12%
Total	**8%**	**12%**	**13%**	**0%**	**0%**	**–5%**	**–9%**
[1] *Of which in Sweden*	*–9%*	*–16%*	*9%*	*–6%*	*0%*	*–13%*	*–2%*
[2] *Of which in EU*	*7%*	*12%*	*12%*	*4%*	*0%*	*–3%*	*–1%*

TOP 5 COUNTRIES IN SALES

Country	Q3		Jan–Sep	
	2015	2014	2015	2014
United States	24%	24%	24%	26%
China	7%	6%	8%	6%
India	6%	4%	6%	3%
United Kingdom	3%	3%	3%	3%
Italy	3%	3%	3%	3%

27 Ericsson | Third Quarter Report 2015

NET SALES BY REGION BY SEGMENT

	Q3 2015					Jan–Sep 2015				
SEK milion	Networks	Global Services	Support Solutions	Modems	Total	Networks	Global Services	Support Solutions	Modems	Total
North America	6,427	6,943	985	–	14,355	18,242	20,310	2,627	–	41,179
Latin America	2,510	2,910	190	–	5,610	6,906	7,756	589	–	15,251
Northern Europe & Central Asia	1,419	1,011	90	–	2,520	4,777	2,794	231	–	7,802
Western & Central Europe	1,377	2,978	185	–	4,540	4,917	8,997	498	–	14,412
Mediterranean	2,159	3,153	158	–	5,470	6,477	9,365	497	–	16,339
Middle East	2,683	2,649	396	–	5,728	9,127	6,731	902	–	16,760
Sub Saharan Africa	1,219	1,344	128	–	2,691	3,217	3,764	521	–	7,502
India	2,434	1,083	112	–	3,629	6,365	3,250	594	–	10,209
North East Asia	4,142	2,013	193	–	6,348	12,899	5,975	447	–	19,321
South East Asia & Oceania	2,428	2,221	101	–	4,750	7,361	6,263	282	–	13,906
Other	2,019	750	751	–	3,520	6,128	2,143	2,267	133	10,671
Total	**28,817**	**27,055**	**3,289**	**–**	**59,161**	**86,416**	**77,348**	**9,455**	**133**	**173,352**
Share of Total	49%	46%	5%	–	100%	50%	45%	5%	–	100%

	Q3 2015				
Sequential change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	–4%	–2%	16%	–	–2%
Latin America	11%	11%	4%	–	11%
Northern Europe & Central Asia	–8%	7%	34%	–	–1%
Western & Central Europe	–28%	–3%	27%	–	–12%
Mediterranean	–10%	–4%	–18%	–	–7%
Middle East	–34%	23%	23%	–	–12%
Sub Saharan Africa	–2%	7%	–18%	–	1%
India	33%	2%	–29%	–	19%
North East Asia	–14%	3%	–1%	–	–9%
South East Asia & Oceania	–4%	–3%	0%	–	–3%
Other	3%	11%	3%	–	4%
Total	**–8%**	**3%**	**6%**	**–**	**–2%**

	Q3 2015				
Year over year change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	–6%	8%	31%	–	2%
Latin America	–7%	2%	–43%	–	–5%
Northern Europe & Central Asia	–34%	8%	27%	–	–20%
Western & Central Europe	–22%	9%	21%	–	–2%
Mediterranean	3%	7%	–16%	–	5%
Middle East	–28%	31%	29%	–	–5%
Sub Saharan Africa	–1%	19%	52%	–	10%
India	120%	46%	–26%	–	81%
North East Asia	–7%	–12%	–30%	–	–10%
South East Asia & Oceania	19%	32%	46%	–	25%
Other	4%	9%	11%	–	4%
Total	**–4%**	**11%**	**8%**	**–**	**3%**

	Jan–Sep 2015				
Year over year change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	–13%	14%	6%	–	–1%
Latin America	–11%	3%	–19%	–	–5%
Northern Europe & Central Asia	–9%	–2%	29%	–	–6%
Western & Central Europe	–9%	16%	13%	–	6%
Mediterranean	–1%	11%	–10%	–	5%
Middle East	13%	19%	32%	–	16%
Sub Saharan Africa	14%	29%	26%	–	22%
India	121%	51%	93%	–	91%
North East Asia	12%	–6%	–6%	–	5%
South East Asia & Oceania	29%	28%	–1%	–	28%
Other	–3%	43%	9%	–	7%
Total	**4%**	**14%**	**9%**	**–**	**8%**

28 Ericsson | Third Quarter Report 2015

PROVISIONS

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	**5,354**	**4,056**	**4,427**	**4,567**	**4,579**	**4,928**	**5,362**
Additions	695	2,777	915	996	675	430	625
Utilization/Cash out	–1,545	–1,217	–1,204	–794	–648	–642	–977
Of which restructuring	*–1,103*	*–472*	*–437*	*–213*	*–231*	*–246*	*–512*
Reversal of excess amounts	–168	–161	–236	–420	–132	–298	–88
Reclassification, translation difference and other	–5	–101	154	78	93	161	6
Closing balance	**4,331**	**5,354**	**4,056**	**4,427**	**4,567**	**4,579**	**4,928**

	2015			2014			
Year to date, SEK million	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Opening balance	**4,427**	**4,427**	**4,427**	**5,362**	**5,362**	**5,362**	**5,362**
Additions	4,387	3,692	915	2,726	1,730	1,055	625
Utilization/Cash out	–3,966	–2,421	–1,204	–3,061	–2,267	–1,619	–977
Of which restructuring	*–2,012*	*–909*	*–437*	*–1,202*	*–989*	*–758*	*–512*
Reversal of excess amounts	–565	–397	–236	–938	–518	–386	–88
Reclassification, translation difference and other	48	53	154	338	260	167	6
Closing balance	**4,331**	**5,354**	**4,056**	**4,427**	**4,567**	**4,579**	**4,928**

INFORMATION ON INVESTMENTS

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions							
Property, plant and equipment	1,807	2,424	2,367	1,553	1,415	1,320	1,034
Capitalized development expenses	982	843	294	986	155	185	197
IPR, brands and other intangible assets	10	26	11	1,014	935	621	77
Total	**2,799**	**3,293**	**2,672**	**3,553**	**2,505**	**2,126**	**1,308**
Depreciation, amortization and impairment losses							
Property, plant and equipment	1,129	1,152	1,214	1,187	1,078	1,048	1,004
Capitalized development expenses	354	333	342	342	311	315	333
IPR, brands and other intangible assets, etc.	942	1,094	1,125	1,161	1,092	1,051	1,023
Total	**2,425**	**2,579**	**2,681**	**2,690**	**2,481**	**2,414**	**2,360**

29 Ericsson | Third Quarter Report 2015

RECONCILIATION TABLES, NON-IFRS MEASUREMENTS – CASH CONVERSION

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income	3,118	2,123	1,454	4,165	2,624	2,662	1,692
Net income reconciled to cash	6,782	3,413	3,136	8,270	4,974	5,862	3,237
Cash flow from operating activities	1,560	3,078	–5,900	8,596	–1,350	2,054	9,402
Cash conversion	23.0%	90.2%	–188.1%	103.9%	–27.1%	35.0%	290.5%

NET CASH – END OF PERIOD

SEK million	Sep 30 2015	Jun 30 2015	Mar 31 2015	Dec 31 2014
Cash and cash equivalents	33,950	32,962	35,311	40,988
+ Short term investments	17,597	20,807	30,776	31,171
– Borrowings, non-current	22,900	22,551	23,496	21,864
– Borrowings, current	2,885	3,199	2,847	2,281
– Post employment benefits	26,011	24,530	24,163	20,385
Net cash, end of period	–249	3,489	15,581	27,629

30 Ericsson | Third Quarter Report 2015

OTHER INFORMATION

	Jul–Sep		Jan–Sep		Jan–Dec
SEK million	2015	2014	2015	2014	2014
Number of shares and earnings per share					
Number of shares, end of period (million)	3,305	3,305	3,305	3,305	3,305
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,043	3,043	3,043	3,043	3,043
Number of treasury shares, end of period (million)	53	66	53	66	63
Number of shares outstanding, basic, end of period (million)	3,252	3,239	3,252	3,239	3,242
Numbers of shares outstanding, diluted, end of period (million)	3,284	3,271	3,284	3,271	3,275
Average number of treasury shares (million)	54	67	58	70	68
Average number of shares outstanding, basic (million)	3,251	3,238	3,247	3,235	3,237
Average number of shares outstanding, diluted (million) [1]	3,283	3,270	3,280	3,268	3,270
Earnings per share, basic (SEK)	0.95	0.82	2.00	2.27	3.57
Earnings per share, diluted (SEK) [1]	0.94	0.81	1.98	2.25	3.54
Ratios					
Days sales outstanding	–	–	113	111	105
Inventory turnover days	75	68	72	69	64
Payable days	51	55	55	57	56
Equity ratio (%)	–	–	49.6%	52.3%	49.5%
Capital turnover (times)	1.3	1.3	1.2	1.2	1.2
Cash conversion (%) [2]	23.0%	–27.1%	–9.5%	71.8%	83.7%
Exchange rates used in the consolidation [3]					
SEK/EUR– closing rate	–	–	9.40	9.15	9.47
SEK/USD– closing rate	–	–	8.38	7.27	7.79
Other					
Regional inventory, end of period	18,413	17,094	18,413	17,094	17,142
Export sales from Sweden	26,921	26,871	82,885	79,106	113,734

[1] Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
[2] Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 30.
[3] Translation method changed from 2015. Monthly rates used to translate transactions are available on www.ericsson.com/thecompany/investors

NUMBER OF EMPLOYEES

	2015			2014			
End of period	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
North America	14,669	14,975	15,156	15,516	15,554	15,306	14,902
Latin America	10,754	10,823	10,970	11,066	10,901	11,179	9,731
Northern Europe & Central Asia [1]	20,953	21,441	21,556	21,633	21,691	21,476	21,484
Western & Central Europe	12,042	12,400	12,575	12,617	12,606	12,624	11,455
Mediterranean	12,748	12,925	13,363	13,387	13,306	12,475	12,253
Middle East	3,634	3,717	3,813	3,858	3,831	3,736	3,749
Sub Saharan Africa	2,306	2,389	2,442	2,406	2,288	2,284	2,094
India	21,343	21,353	21,215	19,971	19,413	18,495	17,991
North East Asia	13,782	13,104	13,488	13,464	13,653	13,448	13,490
South East Asia & Oceania	4,009	4,056	4,128	4,137	4,265	4,359	4,234
Total	**116,240**	**117,183**	**118,706**	**118,055**	**117,508**	**115,382**	**111,383**
[1] Of which in Sweden	*17,242*	*17,560*	*17,569*	*17,580*	*17,655*	*17,497*	*17,545*

31 Ericsson | Third Quarter Report 2015

RESTRUCTURING CHARGES BY FUNCTION

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	–351	–1,157	–484	–663	–168	–116	–82
Research and development expenses	–547	–1,118	–51	–113	–92	–80	–19
Selling and administrative expenses	–80	–469	–79	–28	–19	–47	–29
Total	**–978**	**–2,744**	**–614**	**–804**	**–279**	**–243**	**–130**

	2015			2014			
Year to date, SEK million	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Cost of sales	–1,992	–1,641	–484	–1,029	–366	–198	–82
Research and development expenses	–1,716	–1,169	–51	–304	–191	–99	–19
Selling and administrative expenses	–628	–548	–79	–123	–95	–76	–29
Total	**–4,336**	**–3,358**	**–614**	**–1,456**	**–652**	**–373**	**–130**

RESTRUCTURING CHARGES BY SEGMENT

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	–565	–1,842	–173	–142	–80	–128	–93
Global Services	–358	–691	–419	–600	–122	–81	–32
Of which Professional Services	*–316*	*–175*	*–140*	*–435*	*–85*	*–63*	*–25*
Of which Network Rollout	*–42*	*–516*	*–279*	*–165*	*–37*	*–18*	*–7*
Support Solutions	–37	–194	–19	–30	–77	–34	–5
Modems	–1	–12	–3	–32	–	–	–
Unallocated	–17	–5	–	–	–	–	–
Total	**–978**	**–2,744**	**–614**	**–804**	**–279**	**–243**	**–130**

	2015			2014			
Year to date, SEK million	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	–2,580	–2,015	–173	–443	–301	–221	–93
Global Services	–1,468	–1,110	–419	–835	–235	–113	–32
Of which Professional Services	*–631*	*–315*	*–140*	*–608*	*–173*	*–88*	*–25*
Of which Network Rollout	*–837*	*–795*	*–279*	*–227*	*–62*	*–25*	*–7*
Support Solutions	–250	–213	–19	–146	–116	–39	–5
Modems	–16	–15	–3	–32	–	–	–
Unallocated	–22	–5	–	–	–	–	–
Total	**–4,336**	**–3,358**	**–614**	**–1,456**	**–652**	**–373**	**–130**

32 Ericsson | Third Quarter Report 2015